

07069380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No. 333 – 124849

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

       ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       ABBOTT LABORATORIES
       100 Abbott Park Road
       Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES
STOCK RETIREMENT PLAN
DECEMBER 31, 2006 AND 2005

CONTENTS

    Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 3

FINANCIAL STATEMENTS

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS 5

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS 6

    NOTES TO FINANCIAL STATEMENTS 7

SUPPLEMENTAL SCHEDULE

    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) 16

 **Grant Thornton**

Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Abbott Laboratories' Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

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Grant Thornton LLP
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Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 22, 2007

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2006	2005
Assets		
Cash	$ 5,802	$ 4,670
Investments, at fair value	5,402,053	4,605,664
Due from brokers	7,394	3,044
Net assets reflecting all investments at fair value	5,415,249	4,613,378
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,866	7,353
NET ASSETS AVAILABLE FOR BENEFITS	**$5,424,115**	**$4,620,731**

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 113,329
Participant	229,612
Total contributions	342,941
Investment income	
Net appreciation in fair value of investments	632,657
Interest and dividends	194,921
Other	166
Net investment income	827,744
Total additions	1,170,685
Deductions	
Benefits paid to participants	(438,775)
Other expenses	(322)
Net increase prior to transfer	731,588
Plan transfer (note G)	71,796
NET INCREASE AFTER TRANSFER	803,384
Net assets available for benefits	
Beginning of year	4,620,731
End of year	$5,424,115

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

In general, United States employees of Abbott Laboratories ("Abbott"), selected participating subsidiaries and affiliates, TAP Pharmaceutical Products Inc. (Abbott's joint venture with Takeda America Holdings, Inc.), TAP Pharmaceuticals Inc. and TAP Finance Inc. (wholly-owned subsidiaries of TAP Pharmaceutical Products Inc.) may, after meeting certain employment requirements, voluntarily participate in the Plan. Puerto Rico employees participate in the Abbott Laboratories Stock Retirement Plan (Puerto Rico), a separately sponsored plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer HR Outsourcing LLC and Mercer Trust Company (collectively, "Mercer") are the custodian ("Custodian"), trustee ("Trustee") and record keeper of the Plan.

The Plan operates as a cash or deferred arrangement 401(k) plan and, effective October 1, 2001, is considered an employee stock ownership plan that meets the applicable United States Internal Revenue Code ("IRC") sections.

Effective January 1, 2006, the Plan was amended to clarify that the portion of the Plan that is invested in Abbott shares is a permanent feature of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust ("Trust"). The Trust is administered by Mercer and an Investment Committee comprised of three Abbott employees (the "Committee"). Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may choose to make their contributions from pretax earnings, after-tax earnings or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings at an amount determined by the Board of Directors of Abbott. The employer contribution is 5% of the participant's eligible earnings if the employee elects to contribute at least 2% of eligible earnings. Employer contributions are invested each pay period on a pro rata basis in accordance with the employee's investment elections.

Cash dividends on shares of Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan's year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

The Plan offers thirteen investment options: Abbott common shares, SRP Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Equity Fund, Growth Fund of America, Investment Company of America Fund, Washington Mutual Investors Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, American Funds EuroPacific Growth Fund and Dodge & Cox Balanced Fund. The other investment options included in the schedule of assets (held at end of year) were held as a result of the Guidant Corporation ("Guidant") acquisition (note G). These investments were liquidated in January 2007 and were transferred into the investments currently offered by the Plan. In addition, in 2004, Abbott spun off its hospital products business, Hospira, Inc. ("Hospira"), and Abbott shareholders received one share of Hospira stock for every ten shares of Abbott shares owned. Participants who received Hospira stock through this distribution may continue to hold the stock in their investment accounts.

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2006 and 2005, forfeitures reduced Abbott's contributions by approximately $1,306,000 and $722,000, respectively. Approximately $82,000 and $328,000 of forfeitures were available at the end of 2006 and 2005, respectively, to reduce future Abbott contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or the employee's anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Hurricane Katrina Relief

The Katrina Emergency Tax Relief Act of 2005 (KETRA) was signed into law on September 23, 2005, to grant tax relief, including special tax treatment, for certain payments from several types of qualified plans. As a result, Abbott is operating the Plan to allow Hurricane Katrina-related hardship withdrawals and deferred repayment of loans under the Plan. Participants must meet certain eligibility criteria to qualify for these provisions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

As described in Financial Accounting Standards Board ("FASB") Staff Position, FSP AAG INV-1 and SOP 94-4-1, "*Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans*" (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As of December 31, 2006, the Plan adopted the FSP and, accordingly, the statement of net assets available for benefits presents all investments at fair value, an amount needed to adjust net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, and net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis. The FSP was applied retroactively to the prior period presented on the statement of net assets available for benefits as of December 31, 2005.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "*Fair Value Measurements.*" SFAS No. 157 applies to all fair value measurements not otherwise specified in an existing standard, clarifies how to measure fair value, and expands fair value disclosures. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not believe the adoption of SFAS No. 157 will have a material impact on the Plan's financial statements upon adoption by the Plan in 2008.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the SRP Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. The fair value of each guaranteed investment contract ("GIC") in the Stable Value Fund is calculated on a contract-by-contract basis by the individual GIC issuer, or in some cases by Mercer. The primary method used to calculate the fair value is by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at cost, which approximates fair value.

Mercer maintains contributions to the SRP Stable Value Fund in a separate account. The account is credited with earnings on underlying investments (principally insurance contracts) and charged for Plan withdrawals and administrative expenses charged by Mercer. Each GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the Stable Value Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to this fund. Contract value, as reported to the Plan by Mercer, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are negotiated with each issuer at the time of purchase and are fixed throughout the term of the contracts, with the exception of one contract, which resets monthly based on the Consumer Price Index plus a spread.

	2006	2005
Average yields (approximate)		
Based on actual earnings	5%	5%
Based on interest rate credited to participants	5	5

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition - Continued

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include bankruptcy of the Plan sponsor, bankruptcy or default by the issuer, or the failure of the Trust to qualify for exemption from Federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The GICs do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates except in the instance of fraud.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of Hospira stock. Mutual and other pooled fund investment management fees are charged against the net assets of the respective fund. Abbott pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2006 and 2005 (dollars in thousands):

	2006	2005
Abbott common shares	$2,517,332	$2,343,070
Dodge & Cox Balanced Fund	276,863	N/A

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2006 and 2005, is presented below:

	2006	2005
Abbott common shares, 51,679,990 and 59,423,537 shares, respectively (dollars in thousands)	$2,517,332	$2,343,070
Market value per share	$48.71	$39.43

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Mutual funds	$146,462
Common shares/stock	486,195
	$632,657

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE G - ACQUISITIONS

On April 21, 2006, Abbott completed its acquisition of certain businesses and employees of Guidant Corporation. At that time, the Abbott Retirement Savings Plan ("ARSP") was established to provide retirement benefits for these eligible employees. On December 31, 2006, the ARSP was merged into the Plan. As a result, approximately $71,800,000 of assets were transferred into the Plan, and approximately 5,500 participants became participants in the Plan.

On December 15, 2006, Abbott completed its acquisition of Kos Pharmaceuticals, Inc. These employees are covered by a separate plan.

NOTE H - SUBSEQUENT EVENTS

On January 18, 2007, Abbott announced a sale of its core laboratory diagnostics business and Point of Care division. This sale is expected to close in the second half of 2007. The impact on the Plan is not yet known.

On April 2, 2007, the Plan was amended to allow Roth 401(k) after-tax contributions and installment distributions.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*Abbott Laboratories, common shares, 51,679,990 shares				$2,517,332
Hospira, Inc., common stock, 4,077,107 shares				136,909
Mutual funds				
American Funds EuroPacific Growth Fund, Class R5 shares; 5,758,170				268,100
Cohen & Steers Institutional Realty Fund, shares; 118,062				6,669
Dodge & Cox Balanced Fund, shares; 3,179,404				276,863
George Putnam Fund of Boston, Class Y shares; 3,938,469				71,247
Growth Fund of America, Class R5 shares; 7,824,324				257,107
Harris Insight Small Cap Value Fund, shares; 98,537				4,377
Hartford Small Cap Growth Fund, shares; 109,736				2,281
Investment Company of America Fund, Class R5 shares; 2,816,805				94,391
Oakmark International Fund, shares; 114,235				2,907
Putnam Fund for Growth and Income, Class Y shares; 7,396,564				148,227
Putnam International Equity Fund, Class Y shares; 5,768,597				181,942
Putnam Voyager Fund, Class Y shares; 11,117,617				210,568
Washington Mutual Investors Fund, Class R5 shares; 2,960,539				103,175
Vanguard Extended Market Index Fund, shares; 4,738,732				183,436
Vanguard Institutional Index Fund, shares; 1,916,281				248,331
Collective trust funds				
Northern Trust Collective Short Term Investment Fund, shares; 13,260,784				13,261
BGI Equity Index Fund, shares; 191,674				8,436
BGI Life Path Retirement Fund, shares; 17,115				185

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2006
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Collective trust funds - Continued				
BGI Life Path 2010 Fund, shares;				
807,088				$ 8,636
BGI Life Path 2020 Fund, shares;				
409,874				4,423
BGI Life Path 2030 Fund, shares;				
429,714				4,667
BGI Life Path 2040 Fund, shares;				
86,966				957
BGI Russell 1000 Fund, shares;				
138,694				2,361
*Loans to participants, 4.0% to 9.5%				115,013
SRP Stable Value Fund				
Guaranteed investment contracts				
Genworth Financial	5.80%	9/30/2007		7,388
Genworth Financial	4.32%	11/16/2007		8,135
Genworth Financial	4.19%	2/5/2008		6,008
Genworth Financial	3.70%	9/30/2008		7,680
Genworth Financial	4.13%	1/2/2009		9,654
Genworth Financial	4.28%	3/2/2009		5,800
Hartford Life Ins. Co.	5.22%	1/29/2007		1,446
Hartford Life Ins. Co.	3.74%	3/17/2008		5,884
Hartford Life Ins. Co.	4.03%	4/9/2008		5,932
Hartford Life Ins. Co.	4.41%	8/15/2008		4,941
Hartford Life Ins. Co.	4.24%	11/12/2008		3,887
Hartford Life Ins. Co.	4.16%	3/2/2009		3,854
Hartford Life Ins. Co.	5.80%	6/13/2011		15,478
Jackson National Life Ins. Co.	4.14%	9/1/2009		10,942
Jackson National Life Ins. Co.	4.25%	2/15/2010		8,570
Jackson National Life Ins. Co.	4.40%	4/1/2010		10,890
John Hancock Mutual Life Ins. Co.	5.52%	6/30/2007		11,056
Metropolitan Life Ins. Co.	5.07%	3/30/2007		4,314
Metropolitan Life Ins. Co.	5.56%	6/4/2007		4,400
Metropolitan Life Ins. Co.	4.04%	9/28/2007		10,088
Metropolitan Life Ins. Co.	4.10%	9/30/2007		4,309
Metropolitan Life Ins. Co.	4.15%	12/31/2007		4,442
Metropolitan Life Ins. Co.	4.35%	1/10/2008		5,081
Metropolitan Life Ins. Co.	2.36%	2/15/2008		2,799
Metropolitan Life Ins. Co.	2.45%	2/15/2008		5,638
Metropolitan Life Ins. Co.	3.94%	8/1/2008		4,800
Metropolitan Life Ins. Co.	4.38%	11/11/2008		5,855
Metropolitan Life Ins. Co.	3.98%	10/30/2009		10,067
Monumental Life Insurance Co.	5.54%	1/26/2007		4,866

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2006
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Stable Value Fund - Continued				
Guaranteed investment contracts - Continued				
Monumental Life Insurance Co.	4.80%	1/4/2008		S 10,473
Monumental Life Insurance Co.	4.59%	6/30/2009		11,182
Monumental Life Insurance Co.	4.13%	12/31/2009		10,883
Monumental Life Insurance Co.	4.55%	7/1/2010		10,777
New York Life Ins. Co.	5.35%	4/17/2007		1,404
New York Life Ins. Co.	5.79%	8/15/2007		6,253
New York Life Ins. Co.	3.93%	1/4/2008		4,431
New York Life Ins. Co.	3.06%	6/18/2008		12,140
New York Life Ins. Co.	3.15%	7/30/2008		4,334
Pacific Life Insurance Co.	4.24%	12/1/2008		9,694
Pacific Life Insurance Company	4.32%	2/16/2010		10,885
Principal Life Ins. Co.	5.43%	1/26/2007		4,003
Principal Life Ins. Co.	5.72%	4/30/2007		2,792
Principal Life Ins. Co.	3.84%	9/10/2008		5,380
Principal Life Ins. Co.	4.38%	5/17/2010		10,834
Principal Life Ins. Co.	4.50%	8/16/2010		10,732
Principal Life Ins. Co.	5.97%	8/18/2011		20,437
Protective Life Ins. Co.	4.15%	2/15/2008		7,824
Protective Life Ins. Co.	4.17%	2/15/2008		5,305
Protective Life Ins. Co.	3.22%	7/30/2008		5,188
Prudential Asset Mngmnt Co.	5.24%	4/9/2009		10,424
Prudential Asset Mngmnt Co.	4.22%	11/13/2009		10,685
Prudential Asset Mngmnt Co.	4.20%	11/30/2009		8,191
Prudential Asset Mngmnt Co.	4.23%	1/4/2010		8,196
Prudential Asset Mngmnt Co.	5.58%	10/8/2010		10,126
Security Life of Denver	5.11%	2/17/2009		5,223
Security Life of Denver	4.22%	9/30/2009		11,003
Transamerica Occidental	3.68%	10/6/2008		15,038
*Mellon Bank STIF	5.27%			101,077
				$5,410,919

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES
STOCK RETIREMENT PLAN (PUERTO RICO)
DECEMBER 31, 2006 AND 2005

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS 5

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS 6

NOTES TO FINANCIAL STATEMENTS 7

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) 16

Grant Thornton 🐦

Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Abbott Laboratories' Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

1901 S. Meyers Road
Suite 455
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 22, 2007

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2006	2005
Assets		
Cash	$ 479	$ 471
Investments, at fair value	190,485	166,848
Due from brokers	1,539	126
Total assets	192,503	167,445
Liabilities	-	3
Net assets reflecting all investments at fair value	192,503	167,442
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	19	1
NET ASSETS AVAILABLE FOR BENEFITS	$192,522	$167,443

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 5,774
Participant	10,360
Total contributions	16,134
Investment income	
Net appreciation in fair value of investments	26,877
Interest and dividends	5,952
Net investment income	32,829
Total additions	48,963
Deductions	
Benefits paid to participants	23,752
Other expenses	132
Total deductions	23,884
NET INCREASE	25,079
Net assets available for benefits	
Beginning of year	167,443
End of year	$192,522

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 1996, employees of Abbott Laboratories' ("Abbott") selected subsidiaries and affiliates in Puerto Rico (the "Company") may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Mercer HR Outsourcing LLC and Mercer Trust Company (collectively, "Mercer") are the custodian ("Custodian") and record keeper of the Plan. Banco Popular de Puerto Rico serves as trustee ("Trustee") of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (Puerto Rico) (the "Trust"). The Trust is administered by the Trustee, the Custodian and an investment committee comprised of three Abbott employees (the "Committee").

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants' pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code. Participant contributions may be invested in any or all of the investment options.

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the years ended December 31, 2006 and 2005, was 5% of the participant's eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers thirteen investment options: Abbott common shares, Putnam Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Equity Fund, Vanguard Institutional Index Fund, Growth Fund of America, Investment Company of America Fund, Washington Mutual Investors Fund, Vanguard Extended Market Index Fund, American Funds EuroPacific Growth Fund and Dodge & Cox Balanced Fund. In addition, participants who received Hospira, Inc. ("Hospira") stock as a result of the spin-off on April 30, 2004, may continue to hold the stock in their accounts.

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions. Vesting in employer contributions is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

Participants are at all times fully vested in the earnings on both participant and vested employer contributions.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2006 and 2005, forfeitures reduced Abbott's contributions by $14,000 and $4,000, respectively. Approximately $-0- and $8,000 of forfeitures were available at the end of 2006 and 2005, respectively, to reduce future Abbott contributions.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Prior to separation of service, participants with over five years of credited service are permitted to withdraw the first 2% of their after-tax contributions in shares or in cash, subject to certain limitations. Participants may withdraw after-tax contributions in excess of 2% at any time.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or the employee's anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

As described in Financial Accounting Standards Board ("FASB") Staff Position, FSP AAG INV-1 and SOP 94-4-1, *"Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans"* (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Basis of Accounting - Continued

the relevant measurement attribute for the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust (the Putnam Stable Value Fund). As of December 31, 2006, the Plan adopted the FSP and, accordingly, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of this investment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the statement of net assets available for benefits as of December 31, 2005.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS") No. 157, *"Fair Value Measurements."* SFAS No. 157 applies to all fair value measurements not otherwise specified in an existing standard, clarifies how to measure fair value, and expands fair value disclosures. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not believe the adoption of SFAS No. 157 will have a material impact on the Plan's financial statements upon adoption by the Plan in 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the Putnam Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

The Putnam Stable Value Fund is a collective trust fund that invests primarily in guaranteed investment contracts. The Plan's interest in the Putnam Stable Value Fund is valued based on information reported by the investment advisor using the audited financial statements of the Putnam Stable Value Fund at year end.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition - Continued

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and Hospira stock. Mutual fund investment fees are charged against the net assets of the respective fund. The Company pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2006 and 2005 (dollars in thousands):

	2006	2005
Abbott common shares	$131,565	$120,037
Hospira common stock	N/A	9,774
Putnam Stable Value Fund*	15,005	N/A

* Represents contract value. Fair value of this investment as of December 31, 2006, is $14,986.

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

NOTE C - INVESTMENTS - Continued

A summary of Abbott common share data as of December 31, 2006 and 2005, is presented below:

	2006	2005
Abbott common shares, 2,700,991 and 3,044,310 shares, respectively (dollars in thousands)	$131,565	$120,037
Market value per share	$48.71	$39.43

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Mutual funds	$ 969
Common shares/stock	25,908
	$26,877

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and the Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

On September 17, 1998, the Department of the Treasury of the Commonwealth of Puerto Rico issued a letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the "Code") and, consequently, is exempt from local income tax. The Plan has been amended since receiving the letter. The Plan's management believes that the Plan is designed and is currently being operated in accordance with the Code.

NOTE G - ACQUISITIONS

On December 15, 2006, Abbott completed its acquisition of Kos Pharmaceuticals, Inc. These employees are covered under a separate plan.

On April 21, 2006, Abbott completed its acquisition of the vascular businesses of Guidant Corporation ("Guidant"). Approximately 100 participants from the qualified profit-sharing plan of Guidant's Puerto Rico affiliate were eligible to roll over their account balances from the Guidant plan into the Plan, and a small number of participants rolled their account balances (approximately $276,000) into the Plan in 2006.

NOTE H - SUBSEQUENT EVENT

On January 18, 2007, Abbott announced the sale of its core laboratory diagnostics business and Point of Care division. This sale is expected to close in the second half of 2007 and is expected to affect approximately 700 participants. The financial impact on the Plan is not yet known.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (dollars in thousands).

Net assets available for benefits per the financial statements	$192,522
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts	(19)
Net assets available for benefits per the Form 5500	$192,503

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - Continued

The following is a reconciliation of investment income per the financial statements to the Form 5500 (dollars in thousands).

Total net investment income per the financial statements	$32,829
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts	(19)
Total net investment income per the Form 5500	$32,810

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
*Abbott Laboratories, common shares, 2,700,991 shares		$131,565
Hospira, Inc., common stock, 174,733 shares		5,868
Mutual funds		
American Funds EuroPacific Growth Fund, Class R5 shares; 44,829		2,087
Dodge & Cox Balanced Fund, shares; 9,015		785
George Putnam Fund of Boston, Class Y shares; 53,511		968
Growth Fund of America, Class R5 shares; 36,031		1,184
Investment Company of America Fund, Class R5 shares; 13,787		462
Putnam Fund for Growth and Income, Class Y shares; 100,214		2,009
Putnam International Equity Fund, Class Y shares; 59,603		1,880
Putnam Voyager Fund, Class Y shares; 202,929		3,843
Washington Mutual Investors Fund, Class R5 shares; 9,469		330
Vanguard Extended Market Index Fund, shares; 19,435		753
Vanguard Institutional Index Fund, shares; 12,542		1,625
Collective trust fund		
Putnam Stable Value Fund, Class Y shares; 15,005,254		14,986
*Loans to participants, 4.0% to 9.5%		22,140
		$190,485

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBITS

23.1   Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.

23.2   Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

By: _____
Stephen R. Fussell
Plan Administrator

Date: June 26 , 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.
23.2	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Plan (Numbers 33-26685, 33-50452, 33-51585, 33-56897 and 33-65127) and into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program (Numbers 333-19511, 333-43383, 333-69579, 333-93257, 333-74224, 333-102180, 333-109253, 333-124849 and 333-141116).

Grant Thornton LLP

Chicago, Illinois
June 22, 2007

1901 S. Meyers Road
Suite 455
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Grant Thornton 🗲

Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Plan (Numbers 33-26685, 33-50452, 33-51585, 33-56897 and 33-65127) and into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program (Numbers 333-19511, 333-43383, 333-69579, 333-93257, 333-74224, 333-102180, 333-109253, 333-124849 and 333-141116).

Grant Thornton LLP

Chicago, Illinois
June 22, 2007

END

1901 S. Meyers Road
Suite 455
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International